NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR

UNDER PART 4

1.

Name and Address of Eligible Institutional Investor:

Wellington Management Company, LLP

Attn: Legal Services Department

280 Congress Street

Boston, MA 02210 USA

2.

Description and number or principal amount of securities held and the security holding percentage of the eligible institutional investor at the end of the month for which the report is made:

Wellington Management Company, LLP ("Wellington Management") controls 44,918,518 common shares of Zodiac Exploration Inc. (the "Reporting Issuer") representing a decrease in beneficial ownership of

0.38% of the outstanding common shares of the Reporting Issuer since August 31, 2011.

3.

Designation and number or principal amount of securities held and security holding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

(i)

ownership and control

(ii)

ownership but not control

(iii)

control but not ownership

Wellington Management has dispositive power over 44,918,518 shares of common stock, representing 12.49% of the shares outstanding of the common stock of the Reporting Issuer.

4.

The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

Wellington Management Company, LLP (" Wellington Management ") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of

1940, as amended. Wellington Management, in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5.

The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered into by the eligible institutional investor:

None

6.

The name of any joint actors:

None

7.

Any change in any material fact previously disclosed:

None

8.

Eligibility:

I certify that Wellington  Management Company,  LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103.

_________________________________

Signature

John D. Norberg

Vice President and Counsel

Name and Title

617-790-7265

Telephone

Wellington  Management Company,  LLP

Eligible Institutional Investor

Report for the period ending March 31, 2012